September 12, 2018

C. Malcolm Holland, III
Chairman and Chief Executive Officer
Veritex Holdings, Inc.
8214 Westchester Drive, Suite 400
Dallas, TX 75225

       Re: Veritex Holdings, Inc.
           Registration Statement on Form S-4
           Filed August 31, 2018
           File No. 333-227161

Dear Mr. Holland:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services